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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                LB FOSTER COMPANY
     ----------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
      ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    350060109
                                -----------------
                                 (CUSIP Number)

                  GINO PHILLIP ZAVARELLA, ESQ., GENERAL COUNSEL
                             MAXUS INVESTMENT GROUP
                        28601 CHAGRIN BLVD. -- SUITE 500
                              CLEVELAND, OHIO 44122
                                 (216) 292-3434
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                DECEMBER 3, 1996
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |__|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 350060109
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  Richard A. Barone / SS # ###-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
  00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION USA -
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
NUMBER OF             0
SHARES
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY        8    SHARED VOTING POWER
EACH                  0
REPORTING       ----------------------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER
WITH                  0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                      602,900
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    624,900
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.29 %
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.   350060109
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Maxus Asset Management Inc.  /  ID  # 34-1172683
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|   (b) |_|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Ohio
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
NUMBER OF             0
SHARES
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY        8    SHARED VOTING POWER
EACH                  0
REPORTING       ----------------------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER
WITH                  0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                      602,900
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        602,900
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.06 %
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
        IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.   350060109
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Maxus Securities Corp   /  ID # 34-1151160
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|   (b) |_|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
           00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
NUMBER OF               0
SHARES
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY          8   SHARED VOTING POWER
EACH                    0
REPORTING        ---------------------------------------------------------------
PERSON            9   SOLE DISPOSITIVE POWER
WITH                    0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                        22,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         22,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.22 %
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           Amendment to Schedule 13D


Item 1. Security and Issuer

     This Statement relates to the shares of Beneficial Interest (the "Shares") of L.B. Foster Company. The address of Issuer's principal officers is 415 Holiday Drive, Pittsburgh, Pennsylvania 15220.

Item 2. Identity and Background

     This Amendment Statement is filed on behalf of all persons and entities and participants of Resource Management, Inc., an entity incorporated under the laws of the State of Ohio and commonly known as the Maxus Investment Group (hereinafter "MIG"), Richard A. Barone, an individual (hereinafter "Mr. Barone"), Maxus Asset Management Inc, an entity incorporated under the laws of the State of Ohio (hereinafter "MAM"), and Maxus Securities Corp, an entity incorporated under the laws of the State of Ohio (hereinafter "MSC"). The aforementioned person and entities are collectively referred to herein as the "Filing Persons". The business address of the aforementioned person and entities is 28601 Chagrin Boulevard - Suite 500, Cleveland, Ohio 44122.

     The Filing Persons each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder. However, because of the relationships between and among the Filing Persons described herein, they determined to make this filing.

     MAM is a registered investment advisor having the power to dispose of the Shares owned by the investment clients for which it acts as advisor. MSC is a broker-dealer. MIG is a financial services corporation which owns all of the outstanding shares of MAM and MSC. Mr. Barone is the controlling shareholder of MIG and is principally employed as Chairman and President of MIG, MAM and MSC and as Chairman of Maxus Income Fund, Maxus Equity Fund and Maxus Laureate Fund, all of which are registered under the Investment Company Act of 1940. See Exhibit A attached to this amended Schedule 13D for additional information on executive officers.

Item 3. Source and Amount of Funds or Other Consideration

     MAM owns no Shares directly but may be deemed to beneficially own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) 602,900 Shares purchased by MAM for the account of its investment clients. MAM disclaims beneficial ownership of such Shares.

     MSC owns no Shares directly but may be deemed to beneficially own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) 22,000 Shares purchased by MSC for the account of its brokerage clients. MSC disclaims beneficial ownership of such shares.

Item 4. Purpose of Transaction

     The Filing Persons acquired Shares to establish investment positions in the Issuer. Subject to market and business conditions and other factors, the Filing Persons may intend to purchase additional Shares. However, depending upon such factors, the Filing Persons may also maintain their present ownership of Shares or sell some or all of the Shares.

Item 5. Interest in Securities of the Issuer

     Set forth below for the Filing Persons, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of December 5, 1996, and the percentage of the Shares outstanding represented by such ownership (based on 9,937,738 Shares outstanding):

     Name:                           No. of Shares   Percent of Class

     Maxus Asset Management, Inc.(1)       602,900             6.06 %

     Maxus Securities Corp(2)               22,000             0.22 %

     Total(3)                              624,900             6.29 %

(1) These Shares are owned by investment clients of MAM and MAM may be deemed to beneficially own these Shares by reason of its power to dispose of such Shares under its Investment Management Agreement with such clients. MAM, however, disclaims beneficial ownership of all such Shares.
(2) These Shares are owned by brokerage clients of MSC. MSC may be deemed to beneficially own these Shares by virtue of such relationship, although it has no contractual power to vote or dispose of such Shares. MSC disclaims beneficial ownership of all such Shares.
(3) Mr. Barone owns no Shares directly but, by virtue of his positions as Chairman and President of MAM and MIG he may be deemed to beneficially own the 624,900 Shares which may be deemed to be beneficially owned by MAM. Mr. Barone disclaims beneficial ownership of all such Shares.
(4) MIG owns no Shares directly and MIG may be deemed to beneficially own the 624,900 Shares which may be deemed to be beneficially owned by MAM. MIG, however, disclaims beneficial ownership of all such Shares.
(5) MAM and its investment clients share the power to dispose of the Shares which may be deemed to be beneficially owned by MAM. By virtue of their relationship to MAM, MIG and Mr. Barone may also be deemed to share such power. None of the Filing Persons has any power to vote the Shares.
(6) Exhibit B attached hereto sets forth the transactions in Shares effected by the Filing Persons since original filing, the dates of such transactions and the per Share purchase price. The Shares were traded on the NASDAQ.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Except as set forth in this Statement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the Filing Persons or between any of the Filing Persons and any other person, with respect to any Shares.

Item 7. Material to be Filed as Exhibits

     Exhibit A Description of Directors and Executive officers of MAM and MIG.

     Exhibit B Relevant Transactions in Shares.

     Exhibit C CONFORMING COPY:  Original 13-D Filing of October 30, 1996

                                   Signatures


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                          Maxus Asset Management


Date:  12/09/96           by:    /s/ Richard A. Barone
      ------------            --------------------------
                          Richard A. Barone, President


                          Maxus Securities Corp


Date:  12/09/96           by:    /s/ Richard A. Barone
      ------------            ---------------------------

                          Richard A. Barone, President


                          Maxus Investment Group


Date:  12/09/96           by:    /s/ Richard A. Barone
      ------------            ---------------------------
                          Richard A. Barone, President



Date:  12/09/96           by:    /s/ Richard A. Barone
      ------------            ---------------------------
                          Richard A. Barone

                                    Exhibit A

Entity                         Directors 1, 2         Executive Officers

Maxus Asset Management, Inc. Richard A. Barone        Richard A. Barone,
                                                      Chairman & President

                             Umberto P. Fedeli        Robert W. Curtin,
                                                      Secretary & Sr.
                                                      Vice-President

                             Gino P. Zavarella


Maxus Securities Corp        Richard A. Barone        Richard A. Barone,
                                                      Chairman & President




Maxus Investment Group       Richard A. Barone        Richard A. Barone,
                                                      Chairman & President

                             Robert W. Curtin         Robert W. Curtin,
                                                      Secretary & Sr.
                                                      Vice-President

                             Robert F. Pincus         Vice-President


1 Each of the Directors and Executive Officers listed above is a United States citizen.

2        The business address of the Filing Persons are as follows:

     Richard A. Barone, Robert W. Curtin, Robert F. Pincus and Gino P. Zavarella and Maxus Asset Management, Inc.and Maxus Investment Group:

         28601 Chagrin Boulevard - Suite 500, Cleveland, Ohio  44122;

         The business address of Umberto P. Fedeli is:

         5005 Rockside Road, Independence, Ohio  44131.

                                    Exhibit B

                               L.B. Foster Company

            Date      Lot     Quantity    Unit Cost   Total Cost
         ----------------------------------------------------------

         10-23-96         3         1000        3.93       3927.25
         11-25-96         4         1000        3.81       3814.75
         09-19-96         1         3000        4.06      12184.75
         07-31-96         2         2500         3.8        9498.5
         11-04-96         1         3000        4.05      12147.25
         11-27-96         2         1000        4.05       4049.75
         10-30-96         1         3000        3.92      11772.25
         10-21-96         1         5000        3.79      18949.75
         03-08-95         1         5000        3.79      18949.75
         01-07-94         7         5000        3.91       19562.5
         01-07-94         6        10000         4.3         42975
         01-07-94         5         1000        4.16        4162.5
         01-07-94         4         9000        4.16       37462.5
         01-07-94         3         5000        3.91       19562.5
         01-07-94         2         2500        3.79       9468.75
         01-07-94         1         2500        3.29       8218.75
         01-11-94         8        10000        3.28         32800
         03-25-94         9        10000        3.03         30275
         03-27-95        10         2500        3.66       9156.25
         04-03-95        11         4000         3.6         14400
         08-21-95        12         8500        4.41      37506.25
         10-26-95        13        10000        4.28         42810
         11-08-95        14         5000        4.22       21092.5
         01-10-96        15        15000         3.9         58575
         07-02-96        16         7500        3.84         28800
         07-30-96        17         7500        3.59      26943.75
         11-05-96        18         7000        3.96         27755
         12-05-96        19         1800        3.85          6930
         05-11-94         2         2000        3.67       7332.75
         05-11-94         1         3000        3.66         10992
         11-20-95         3         1000        4.31       4314.75
         06-17-94         1         5000         3.6      18010.89
         10-18-96         2         5000        3.85      19262.25
         09-05-96         1         3000        4.05      12147.25
         06-06-94         1         5000        3.68      18424.75
         01-10-94         1         5000        3.31      16529.75
         11-27-96         3          100         4.1           410
         11-27-96         2         5000         4.1      20504.75
         05-13-94         1        10000        3.36      33624.75
         10-21-96         1         5000        3.73      18637.25
         09-17-93         1        10000        3.91      39149.75
         07-19-94         2         2000        3.68       7353.75
         11-05-96         1        10000        3.98      39754.75
         01-06-94         1         5000        3.31      16529.75
         05-13-94         2         5000        3.37      16862.25
         10-25-96         7         5000        4.04      20199.75
         10-30-96         9         3000        3.91         11742
         10-30-96         8         2000        3.92       7832.75
         04-21-95         1         5000        3.91      19574.75
         04-21-94         1         3500        3.31         11574
         01-06-94         1         5000        3.31      16529.75
         11-17-95         2         2900         4.3       12467.5
         11-24-95         3         2100        4.55        9554.5
         06-07-94         1         5000        3.68      18424.75
         05-13-94         1         2500        3.37        8433.5
         07-27-94         2         1500        3.55          5326

                                    Exhibit B
                                   (continued)

                               L.B. Foster Company

            Date      Lot     Quantity    Unit Cost   Total Cost
         ----------------------------------------------------------
         11-20-95         3         1000        4.31       4314.75
         03-25-94         1          624        3.18       1984.39
         04-21-94         2         1249        3.25       4060.88
         06-14-94         3         1249        3.63       4529.25
         03-25-94         1          554        3.18       1762.32
         04-21-94         2         1109        3.25       3606.23
         06-14-94         3         1109        3.63        4022.1
         03-25-94         1          310        3.19        988.23
         04-21-94         2          620        3.26        2018.2
         06-14-94         3          620        3.63        2250.7
         03-25-94         1          643        3.18       2044.67
         04-21-94         2         1286        3.25       4181.04
         06-14-94         3         1286        3.63       4663.29
         03-25-94         1          619        3.18       1968.53
         04-21-94         2         1238        3.25       4025.16
         06-14-94         3         1238        3.63       4489.41
         03-25-94         1          620        3.18        1971.7
         04-21-94         2         1240        3.25       4031.65
         06-14-94         3         1240        3.63       4496.65
         03-25-94         1          934        3.18       2967.87
         04-21-94         2         1867        3.25       6067.83
         06-14-94         3         1867        3.63       6767.96
         03-25-94         1          696        3.18       2212.81
         04-21-94         2         1391        3.25       4522.02
         06-14-94         3         1391        3.63       5043.65
         06-07-94         1         1152        3.68       4245.06
         06-07-94         1         1173        3.68       4322.45
         06-07-94         1         1238        3.68       4561.97
         04-22-94         2          506        3.28       1660.16
         06-07-94         1         1437        3.68       5295.27
         04-22-94         1         2141        3.28       7024.51
         04-22-94         1         2353        3.28       7720.08
         04-18-95         1         4000        3.67      14660.75
         10-21-96         1         5000        3.79      18949.75
         08-07-95         1         5000        4.66      23324.75
         11-15-94         1         3000        3.42      10246.75
         11-18-94         2         2000        3.42       6849.75
         06-07-94         1         3200        3.69      11793.55
         10-23-96         2         1800         3.8       6840.25
         11-09-95         1        17500        4.23      73942.25
         11-20-95         2        12500        4.35      54379.75
         12-02-96         3         7000        4.04      28267.25
         01-19-94         1        11500        3.63      41729.29
         04-11-94         2         2500        3.41       8537.25
         04-20-94         3         3000        3.42      10249.75
         06-03-94         4         5000        3.66      18324.75
         11-21-94         5         3000        3.17       9496.75
         11-27-96         7         2500        3.98       9941.25
         11-27-96         6         2000        3.98       7957.75
         11-18-96         1         1000         3.8       3799.75
         11-27-96         1         3000        3.99      11959.75
         10-23-96         2          500         3.8       1898.75
         10-23-96         1         2500         3.8        9498.5
         10-21-96         1        20000        3.73      74504.75
         10-21-96         1         5000        3.73      18637.25
         11-21-96         1         3000        3.92      11772.25

                                    Exhibit B
                                   (continued)

                               L.B. Foster Company

            Date      Lot     Quantity    Unit Cost   Total Cost
         ----------------------------------------------------------
         11-21-96         1         5000        3.91      19574.75
         11-21-96         1        10000        3.91      39129.75
         11-21-96         1         5000        3.91      19574.75
         11-21-96         1         5000        3.98      19887.25
         07-31-96         2         1000        3.79          3789
         07-31-96         1         1000        3.79       3793.75
         08-05-96         3         3000        3.92      11772.25
         11-25-96         1         1500         3.8       5704.75
         11-27-96         1         3000        3.99      11959.75
         12-02-96         1         5000        3.85      19262.25
         02-22-95         1         4000        3.73      14924.75
         10-25-96         2         1000        4.05       4049.75
         08-05-96         2         1000        3.91          3914
         08-05-96         1         2500        3.92       9789.75
         11-27-96         2         2000        4.11          8220
         11-27-96         1         1000        4.05       4052.25
         09-18-96         1         2000        4.05       8099.75
         10-21-96         1         1000        3.75       3747.25
         11-27-96         2         1300        3.94       5120.25
         10-17-96         1         5000        3.85      19262.25
         10-17-96         1         5000        3.85      19262.25
         10-23-96         1         5000        3.73      18637.25
         10-17-96         1         5000        3.85      19262.25
         10-23-96         1         5000        3.73      18637.25
         10-04-96         2         2000        4.16          8328
         10-04-96         1         3000        4.17      12496.75
         11-27-96         1         3000        4.11      12334.75
         09-18-96         1         1000        4.05       4049.75
         11-27-96         2         1000        4.05       4049.75
         09-17-96         1         1000        3.99       3992.25
         09-16-96         1         1000        4.05       4049.75
         10-08-96         1          800        4.04       3234.75
         11-27-96         2          200        4.15        829.75
         09-18-96         1         2000        4.05       8099.75
         11-27-96         1         3000        3.92      11772.25
         10-17-96         1         7500        3.86      28954.75
         10-22-96         2         2500        3.73       9317.25
         11-21-96         3         6300        3.91       24653.5
         11-27-96         4         3700        3.99      14749.25
         10-07-96         1         7500        4.04      30297.25
         10-22-96         2         2500        3.73       9317.25
         09-20-96         1         2000        4.05       8099.75
         10-21-96         1        10500        3.73      39117.25
         11-27-96         1         3000        4.05      12147.25
         11-13-96         1         4000        3.86      15444.75
         09-20-96         1         3000        4.05      12147.25
         10-18-96         2         2000        3.85       7704.75
         08-05-96         1         3000        3.94      11809.75
         10-23-96         5         5000        3.91      19567.25
         10-30-96         6         1000        3.92       3918.75
         12-02-96         7         1700        4.05        6885.5
         12-31-94         1         5000        3.71       18548.5
         12-31-94         1         3000           0             0
         01-23-96         1        10000        3.81       38078.5
         12-12-95         1         5000        4.26         21304
         01-17-96         1        10000        3.93      39329.63
         ----------------------------------------------------------
                                  624900

                                   Exhibit C

                                                                    OMB APPROVAL
                                                      --------------------------
                                                           OMB Number: 3235-0145
                                                       Expires: October 31, 1994
                                                        Estimated average burden
                                                       hours per form..... 14.90
                                                      --------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                                LB FOSTER COMPANY
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    350060109
                                -----------------
                                 (CUSIP Number)

                  GINO PHILLIP ZAVARELLA, ESQ., GENERAL COUNSEL
                             MAXUS INVESTMENT GROUP
                        28601 CHAGRIN BLVD. -- SUITE 500
                              CLEVELAND, OHIO 44122
                                 (216) 292-3434
 -----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                30 October, 1996
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |_X_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    Exhibit C
                                   (continued)

SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 350060109
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard A. Barone / SS # ###-##-####
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
00
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
USA
-------------------------------------------------------------------------------
                  7 SOLE VOTING POWER
NUMBER OF                   0
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                        0
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                        0
                   ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                            458,800
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
505,800
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
|_|

-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08 % -
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* IN -
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    Exhibit C
                                   (continued)
SCHEDULE 13D -
-------------------------------------------------------------------------------
CUSIP NO. 350060109 -
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Maxus Asset Management Inc. / ID # 34-1172683 -
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_X_| -
-------------------------------------------------------------------------------
3 SEC USE ONLY -
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS* 00 -
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_| -
-------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION Ohio -
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                   0
SHARES
BENEFICIALLY      ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                        0
REPORTING         ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                        0
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                            458,800
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        458,800
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       4.61 % -
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
                        IA
-------------------------------------------------------------------------------
     *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    Exhibit C
                                   (continued)

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO.   350060109
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Maxus Securities Corp   /  ID # 34-1151160
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|   (b) |_X_|
-------------------------------------------------------------------------------
3      SEC USE ONLY
-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
           00
------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio
------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                  0
SHARES
BENEFICIALLY      ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                       0
REPORTING         ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                       0
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                           47,000
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       47,000
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         0.47 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                         CO
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    Exhibit C
                                   (continued)

     Amendment  to  Schedule  13D

Item 1.  Security  and Issuer  This  Statement

relates to the shares of  Beneficial  Interest  (the  "Shares")  of L.B.  Foster
Company. The address of Issuer's principla officers is 415 Holiday Drive, pittsburgh, Pennsylvania 15220. Item 2. Identity and Background This Amendment Statement is filed on behalf of all persons and entities and participants of Resource Management, Inc., an entity incorporated under the laws of the State of Ohio and commonly known as the Maxus Investment Group (hereinafter "MIG"),
     Richard A. Barone, an individual (hereinafter "Mr. Barone"), Maxus Asset Management Inc, an entity incorporated under the laws of the State of Ohio (hereinafter "MAM"), and Maxus Securities Corp, an entity incorporated under the laws of the State of Ohio (hereinafter "MSC"). The aforementioned person and entities are collectively referred to herein as the "Filing Persons". The business address of the aforementioned person and entities is 28601 Chagrin Boulevard - Suite 500, Cleveland, Ohio 44122. The Filing Persons each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder. However, because of the relationships between and among the Filing Persons described herein, they determined to make this filing.

         MAM is a registered investment advisor having the power to dispose of the Shares owned by the investment clients for which it acts as advisor. MSC is a broker-dealer. MIG is a financial services corporation which owns all of the outstanding shares of MAM and MSC. Mr. Barone is the controlling shareholder of MIG and is principally employed as Chairman and President of MIG, MAM and MSC and as Chairman of Maxus Income Fund, Maxus Equity Fund and Maxus Laureate Fund, all of which are registered under the Investment Company Act of 1940. See Amended Exhibit A attached to this amended Schedule 13D for additional information on executive officers.

Item 3.           Source and Amount of Funds or Other Consideration

     MAM owns no Shares directly but may be deemed to beneficially own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) 458,800 Shares purchased by MAM for the account of its investment clients. MAM disclaims beneficial ownership of such Shares. MSC owns no Shares directly but may be deemed to beneficially own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) 47,000 Shares purchased by MSC for the account of its brokerage clients. MSC disclaims beneficial ownership of such shares.

                                    Exhibit C
                                   (continued)

Item 4.           Purpose of Transaction

         The Filing Persons acquired Shares to establish investment positions in the Issuer. Subject to market and business conditions and other factors, the Filing Persons may intend to purchase additional Shares. However, depending upon such factors, the Filing Persons may also maintain their present ownership of Shares or sell some or all of the Shares.

Item 5.           Interest in Securities of the Issuer

         Set forth below for the Filing Persons, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of October 30, 1996, and the percentage of the Shares outstanding represented by such ownership (based on 9,937,738 Shares outstanding):

Name:                              No. of Shares        Percent of Class

Maxus Asset Management, Inc.1      458,800                   4.61 %

Maxus Securities Corp2              47,000                   0.47 %

Total3                             505,800                   5.08 %

     (1) These Shares are owned by investment clients of MAM and MAM may be deemed to beneficially own these Shares by reason of its power to dispose of such Shares under its Investment Management Agreement with such clients. MAM, however, disclaims beneficial ownership of all such Shares.

     (2) These Shares are owned by brokerage clients of MSC. MSC may be deemed to beneficially own these Shares by virtue of such relationship, although it has no contractual power to vote or dispose of such Shares. MSC disclaims beneficial ownership of all such Shares. (3) Mr. Barone owns no Shares directly but, by virtue of his positions as Chairman and President of MAM and MIG he may be deemed to beneficially own the 505,800 Shares which may be deemed to be beneficially owned by MAM. Mr. Barone disclaims beneficial ownership of all such Shares. (4) MIG owns no Shares directly and MIG may be deemed to beneficially own the 505,800 Shares which may be deemed to be beneficially owned by MAM. MIG, however, disclaims beneficial ownership of all such Shares. (5) MAM and its investment clients share the power to dispose of the Shares which may be deemed to be beneficially owned by MAM. By virtue of their relationship to MAM, MIG and Mr. Barone may also be deemed to share such power. None of the Filing Persons has any power to vote the Shares. (6) Exhibit B attached hereto sets forth the transactions in Shares effected by the Filing Persons since original filing, the dates of such transactions and the per Share purchase price. The Shares were traded on the NASDAQ.

                                    Exhibit C
                                   (continued)

Item 6.           Contracts, Arrangements, Understanding or
                  Relationships with Respect to Securities of the Issuer.

         Except as set forth in this Statement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the Filing Persons or between any of the Filing Persons and any other person, with respect to any Shares.

Item 7.           Material to be Filed as Exhibits

Exhibit A Description of Directors and Executive officers of MAM and MIG.

Exhibit B Transactions in Shares during the past 60 days.

                                    Exhibit C
                                   (continued)


                                   Signatures


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                           Maxus Asset Management


Date: ___________ by: ___/s/Richard A. Barone____
                      Richard A. Barone, President


                           Maxus Securities Corp


Date: ___________ by:___/s/Richard A. Barone____
                     Richard A. Barone, President


                           Maxus Investment Group


Date: ___________ by: ___/s/Richard A. Barone____
                           Richard A. Barone, President



Date: ___________ by: ___/s/Richard A. Barone____
                           Richard A. Barone

                                    Exhibit C
                                   (continued)

                                    Exhibit A

            Entity               Directors 1, 2          Executive Officers

Maxus Asset Management, Inc.     Richard A. Barone       Richard A. Barone,
                                                         Chairman & President

                                 Umberto P. Fedeli       Robert W. Curtin,
                                                         Secretary & Sr.
                                                         Vice-President

                                 Gino P. Zavarella


Maxus Securities Corp            Richard A. Barone       Richard A. Barone,
                                                         Chairman & President




Maxus Investment Group           Richard A. Barone       Richard A. Barone,
                                                         Chairman & President

                                 Robert W. Curtin        Robert W. Curtin,
                                                         Secretary & Sr.
                                                         Vice-President

                                 Robert F. Pincus        Vice-President


1 Each of the Directors and Executive Officers listed above is a United States citizen.

2 The business  address of the Filing  Persons are as follows:
Richard A. Barone, Robert W. Curtin, Robert F. Pincus and Gino P. Zavarella and Maxus Asset Management, Inc. and Maxus Investment Group:

         28601 Chagrin Boulevard - Suite 500, Cleveland, Ohio  44122;

         The business address of Umberto P. Fedeli is:

         5005 Rockside Road, Independence, Ohio  44131.

                                    Exhibit C
                                   (continued)

                  Exhibit B
                  L.B. Foster Company
   Date       Lot     Quantity     Cost       Cost
10-23-96          3         1000      3.93    3927.25
09-19-96          1         3000      4.06   12184.75
07-31-96          2         2500       3.8     9498.5
10-21-96          1         5000      3.79   18949.75
03-08-95          1         5000      3.79   18949.75
01-07-94          7         5000      3.91    19562.5
01-07-94          6        10000       4.3      42975
01-07-94          5         1000      4.16     4162.5
01-07-94          4         9000      4.16    37462.5
01-07-94          3         5000      3.91    19562.5
01-07-94          2         2500      3.79    9468.75
01-07-94          1         2500      3.29    8218.75
01-11-94          8        10000      3.28      32800
03-25-94          9        10000      3.03      30275
03-27-95         10         2500      3.66    9156.25
04-03-95         11         4000       3.6      14400
08-21-95         12         8500      4.41   37506.25
10-26-95         13        10000      4.28      42810
11-08-95         14         5000      4.22    21092.5
01-10-96         15        15000       3.9      58575
07-02-96         16         7500      3.84      28800
07-30-96         17         7500      3.59   26943.75
05-11-94          2         2000      3.67    7332.75
05-11-94          1         3000      3.66      10992
11-20-95          3         1000      4.31    4314.75
06-17-94          1         5000       3.6   18010.89
10-18-96          2         5000      3.85   19262.25
09-05-96          1         3000      4.05   12147.25
06-06-94          1         5000      3.68   18424.75
01-10-94          1         5000      3.31   16529.75
05-13-94          1        10000      3.36   33624.75
10-21-96          1         5000      3.73   18637.25
09-17-93          1        10000      3.91   39149.75
07-19-94          2         2000      3.68    7353.75
01-06-94          1         5000      3.31   16529.75
05-13-94          2         5000      3.37   16862.25
10-25-96          7         5000      4.04   20199.75
04-21-95          1         5000      3.91   19574.75
04-21-94          1         3500      3.31      11574
01-06-94          1         5000      3.31   16529.75
11-17-95          2         2900       4.3    12467.5
11-24-95          3         2100      4.55     9554.5
06-07-94          1         5000      3.68   18424.75
05-13-94          1         2500      3.37     8433.5
07-27-94          2         1500      3.55       5326
11-20-95          3         1000      4.31    4314.75
03-25-94          1          624      3.18    1984.39

                                    Exhibit C
                                   (continued)

04-21-94          2         1249      3.25    4060.88
06-14-94          3         1249      3.63    4529.25
03-25-94          1          554      3.18    1762.32
04-21-94          2         1109      3.25    3606.23
06-14-94          3         1109      3.63     4022.1
03-25-94          1          310      3.19     988.23
04-21-94          2          620      3.26     2018.2
06-14-94          3          620      3.63     2250.7
03-25-94          1          643      3.18    2044.67
04-21-94          2         1286      3.25    4181.04
06-14-94          3         1286      3.63    4663.29
03-25-94          1          619      3.18    1968.53
04-21-94          2         1238      3.25    4025.16
06-14-94          3         1238      3.63    4489.41
03-25-94          1          620      3.18     1971.7
04-21-94          2         1240      3.25    4031.65
06-14-94          3         1240      3.63    4496.65
03-25-94          1          934      3.18    2967.87
04-21-94          2         1867      3.25    6067.83
06-14-94          3         1867      3.63    6767.96
03-25-94          1          696      3.18    2212.81
04-21-94          2         1391      3.25    4522.02
06-14-94          3         1391      3.63    5043.65
06-07-94          1         1152      3.68    4245.06
06-07-94          1         1173      3.68    4322.45
06-07-94          1         1238      3.68    4561.97
04-22-94          2          506      3.28    1660.16
06-07-94          1         1437      3.68    5295.27
04-22-94          1         2141      3.28    7024.51
04-22-94          1         2353      3.28    7720.08
04-18-95          1         4000      3.67   14660.75
10-21-96          1         5000      3.79   18949.75
08-07-95          1         5000      4.66   23324.75
11-15-94          1         3000      3.42   10246.75
11-18-94          2         2000      3.42    6849.75
06-07-94          1         3200      3.69   11793.55
10-23-96          2         1800       3.8    6840.25
11-09-95          1        17500      4.23   73942.25
11-20-95          2        12500      4.35   54379.75
01-19-94          1        11500      3.63   41729.29
04-11-94          2         2500      3.41    8537.25
04-20-94          3         3000      3.42   10249.75
06-03-94          4         5000      3.66   18324.75
11-21-94          5         3000      3.17    9496.75
10-23-96          2          500       3.8    1898.75
10-23-96          1         2500       3.8     9498.5
10-21-96          1        20000      3.73   74504.75

                                    Exhibit C
                                   (continued)
10-21-96          1         5000      3.73   18637.25
07-31-96          2         1000      3.79       3789
07-31-96          1         1000      3.79    3793.75
08-05-96          3         3000      3.92   11772.25
02-22-95          1         4000      3.73   14924.75
10-25-96          2         1000      4.05    4049.75
08-05-96          2         1000      3.91       3914
08-05-96          1         2500      3.92    9789.75
09-18-96          1         2000      4.05    8099.75
10-21-96          1         1000      3.75    3747.25
10-17-96          1         5000      3.85   19262.25
10-17-96          1         5000      3.85   19262.25
10-23-96          1         5000      3.73   18637.25
10-17-96          1         5000      3.85   19262.25
10-23-96          1         5000      3.73   18637.25
10-04-96          2         2000      4.16       8328
10-04-96          1         3000      4.17   12496.75
09-20-96          1         3000      4.05   12147.25
10-18-96          2         2000      3.85    7704.75
09-18-96          1         1000      4.05    4049.75
09-17-96          1         1000      3.99    3992.25
09-16-96          1         1000      4.05    4049.75
10-08-96          1          800      4.04    3234.75
09-18-96          1         2000      4.05    8099.75
10-17-96          1         7500      3.86   28954.75
10-22-96          2         2500      3.73    9317.25
10-07-96          1         7500      4.04   30297.25
10-22-96          2         2500      3.73    9317.25
09-20-96          1         2000      4.05    8099.75
10-21-96          1        10500      3.73   39117.25
08-05-96          1         3000      3.94   11809.75
10-23-96          5         5000      3.91   19567.25
12-31-94          1         5000      3.71    18548.5
12-31-94          1         3000         0          0
01-23-96          1        10000      3.81    38078.5
12-12-95          1         5000      4.26      21304
01-17-96          1        10000      3.93   39329.63
10-23-96          1         2000      3.81    7620.00
------------------------------------------------------
TOTAL                    505,800         1,910,628.65